

Mail Stop 6010

February 26, 2009

Via Facsimile and U.S. Mail

Mr. Donald A. French
Chief Financial Officer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, CO 80530

> **RE:** **UQM Technologies, Inc.**
> **Form 10-K for fiscal year ended March 31, 2008**
> **Filed May 22, 2008**
> **File No. 1-10869**

Dear Mr. French:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

Item 9A. Controls and Procedures

Management Report on Internal Control over Financial Reporting

1.   We note your statement that "management <u>believes</u> that, as of March 31, 2008, [y]our internal control over financial reporting is effective". It does not appear that you have reached a <u>conclusion</u> that these internal controls over financial reporting are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.

Exhibit 31.1

2.   We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file amendments to your March 31, 2008 Form 10-K and June 30, 2008, September 30, 2008 and December 31, 2008 Forms 10-Q to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K. You may file an abbreviated amendment to your Form 10-K and Forms 10-Q that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant